U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549	SEC FILE NUMBER
000-33053
FORM 12b-25

NOTIFICATION OF LATE FILING

☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For period ended: December 31, 2014

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

     For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I B REGISTRANT INFORMATION

FastFunds Financial Corporation
Full Name of Registrant:

319 Clematis Street, Suite 400
Address of Principal Executive Office

West Palm Beach, FL 33401
City, State and Zip Code

PART II B RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

☑	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountants statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III B NARRATIVE

The Company could not complete the filing of its Annual Report on Form 10-K for the period ended December 31, 2014, due to a delay in obtaining and compiling information required to be included in the Company's Form 10-K, which delay could not be eliminated by the Company without unreasonable effort and expense. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended, the Company will file its Form 10-K no later than the fifteenth calendar day following the prescribed due date.

PART IV B OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Henry Fong	561	514-9042
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the acquisition of Brawnstone Security, LLC in July 2014, the Company anticipates a significant change in the results of operations for the year ended December 31, 2014 versus December 31, 2013. The Company has not completed the financial statements necessary to provide a reasonable estimate of the change in the results of operations, however, the Company anticipates a significant increase in revenue from the operations of Brawnstone with changes in operating losses.

FastFunds Financial Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2015	By:	/s/ Henry Fong
Henry Fong
Chief Executive Officer